

Mail Stop 3561

January 19, 2016

Tom Comery
Chief Executive Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92803

> **Re: Eco Building Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2015**
> **File No. 000-53875**

Dear Mr. Comery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notice of special meeting of shareholders to be held on January 29, 2016, page 3

1. Please revise your disclosure to ensure consistency throughout the filing. In this regard, we note your disclosure in this section that shareholders will be asked to vote on a reverse stock split of up to 1-for-500. However, we also note your disclosure on page 5, and throughout the proxy statement, that the reverse stock split will be at a 1-for-20,000 ratio.

Principal Shareholders, page 8

2. Please revise and include the footnotes to the beneficial ownership table.

3. Please revise the table to ensure consistency throughout the filing. In this regard, we note your reference to a "greater-than 10% investor" on page 9. However, the table on page 8 does not list any individual who beneficially owns more than 5% of your outstanding common stock.

Matter to be considered at the Special Meeting

Proposal 1, page 10

4. We note your statement that a potential exchange ratio provides the Board with flexibility to achieve "the desired results of a reverse stock split." Please discuss the Board's desired results in more detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products